                                                                Exhibit 99(a)(1)


                           Offer To Purchase For Cash

                     All Outstanding Shares of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)

                                       of

                             Rainforest Cafe, Inc.

                                       at

                              $3.25 Net Per Share

                                       by

                             LSR Acquisition Corp.

                          a wholly owned subsidiary of

                       Landry's Seafood Restaurants, Inc.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
           ON FRIDAY, OCTOBER 27, 2000, UNLESS THE OFFER IS EXTENDED.


   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, NO PAR VALUE, OF RAINFOREST CAFE, INC. ("RAINFOREST"), INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK (COLLECTIVELY, THE "SHARES"), THAT, TOGETHER WITH THE SHARES HELD BY LANDRY'S SEAFOOD RESTAURANTS, INC. ("LANDRY'S") IMMEDIATELY PRIOR TO THE COMMENCEMENT OF THE OFFER, REPRESENTS AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 15.

   THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 26, 2000 (THE "MERGER AGREEMENT"), AMONG LANDRY'S, LSR ACQUISITION CORP. (THE "PURCHASER") AND RAINFOREST. THE BOARD OF DIRECTORS OF RAINFOREST (I) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF RAINFOREST,
(II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) UNANIMOUSLY RECOMMENDS THAT RAINFOREST'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

                                   IMPORTANT

   Any shareholder of Rainforest wishing to tender Shares in the Offer must (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in
Section 3 or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

   Rights are presently evidenced by the certificates for the shares of common stock of Rainforest and a tender by a shareholder of such shareholder's shares of common stock of Rainforest will also constitute a tender of the associated rights to purchase preferred stock. Any shareholder of Rainforest who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

   Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          -----
SUMMARY TERM SHEET.......................................................     1
INTRODUCTION.............................................................     5
THE TENDER OFFER.........................................................     7
   1. Terms of the Offer.................................................     7
   2. Acceptance for Payment and Payment for Shares......................     8
   3. Procedures for Accepting the Offer and Tendering Shares............     9
   4. Withdrawal Rights..................................................    11
   5. Certain United States Federal Income Tax Consequences..............    12
   6. Price Range of Shares..............................................    13
   7. Certain Information Concerning Rainforest..........................    13
   8. Certain Information Concerning Landry's and the Purchaser..........    16
   9. Source and Amount of Funds.........................................    17
  10. Background of the Offer; Past Contacts or Negotiations with
   Rainforest............................................................    19
  11. The Merger Agreement; Other Arrangements...........................    22
  12. Purpose of the Offer; Plans for Rainforest.........................    31
  13. Certain Effects of the Offer.......................................    32
  14. Dividends and Distributions........................................    33
  15. Certain Conditions of the Offer....................................    33
  16. Certain Legal Matters; Regulatory Approvals........................    35
  17. Dissenters' Rights.................................................    38
  18. Fees and Expenses..................................................    39
  19. Miscellaneous......................................................    39

SCHEDULE I
Directors and Executive Officers of Landry's and the Purchaser...........   I-1

SCHEDULE II
Transactions Concerning Rainforest's Shares--Most Recent 60 Days.........  II-1

SCHEDULE III
Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act
relating to the rights of dissenting Rainforest shareholders............. III-1

                               SUMMARY TERM SHEET

   Purchaser is offering to purchase all of the outstanding shares of common stock of Rainforest for $3.25 per share in cash. The following are some of the questions you may have, as a shareholder of Rainforest, and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

   Our name is LSR Acquisition Corp. We are a Delaware corporation formed for the purpose of entering into a business combination transaction with Rainforest and have carried on no activities other than in connection with the acquisition of Rainforest. We are a wholly owned subsidiary of Landry's, a Delaware corporation. See the "Introduction" to this Offer to Purchase and Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We are seeking to purchase all of the outstanding shares of common stock of Rainforest and the rights to purchase preferred stock associated with those shares. See the "Introduction" to this Offer to Purchase and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   We are offering to pay $3.25 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   Landry's, our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. We anticipate that these funds will be obtained by Landry's from borrowings under an existing credit facility. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

   We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash. Landry's has arranged for our funding to come from borrowings under an existing credit facility. See Section 9.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

   You will have at least until 5:00 p.m., New York City time, on Friday, October 27, 2000, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

   We have agreed in the merger agreement that:

  . Without the consent of Rainforest, we may extend the offer beyond the scheduled expiration date if at that date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived.

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

  . Without the consent of Rainforest, we may generally extend the offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission applicable to the offer.

  . Without the consent of Rainforest, we may extend the Offer from time to time until Wednesday, November 29, 2000, in the event that, at the scheduled expiration date, all of the conditions to the offer have not been satisfied or waived as permitted by the merger agreement.

  . If all conditions to the offer have been satisfied or waived, we will accept for payment and pay for all shares validly tendered and not withdrawn at such time (which shares may not thereafter be withdrawn).

   Any extension under the circumstances described in the first and third bullet points above will not exceed the lesser of twenty business days or such fewer number of days that we reasonably believe is necessary to cause the conditions of the offer to be satisfied.

   See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

   If we extend the offer, we will inform American Stock Transfer & Trust Company (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

  . We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer, together with the shares held by Landry's immediately prior to the commencement of the Offer, represents at least a majority of the then outstanding shares. We call this condition the "minimum condition."

  . We are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in Rainforest or its business.

   The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without Rainforest's consent; however, we cannot waive the minimum condition. See Section 15.

HOW DO I TENDER MY SHARES?

   To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

   You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by Tuesday, November 28, 2000, you may withdraw them at any time after that date until we accept shares for payment. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

   To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

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WHAT DOES THE RAINFOREST BOARD OF DIRECTORS RECOMMEND REGARDING THE OFFER?

   We are making the offer pursuant to the merger agreement, which has been approved by the board of directors of Rainforest. The board of directors of Rainforest (1) determined that the terms of the offer and the merger are fair to and in the best interests of the shareholders of Rainforest, (2) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and (3) unanimously recommends that Rainforest's shareholders accept the offer and tender their shares pursuant to the offer and approve and adopt the merger agreement. See the "Introduction" to this Offer to Purchase.

IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL RAINFOREST CONTINUE AS A PUBLIC COMPANY?

   No. Following the purchase of shares in the offer we expect to consummate the merger. If the merger takes place, Rainforest no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares that Rainforest common stock will no longer be eligible to be traded through Nasdaq; there may not be a public trading market for Rainforest common stock; and Rainforest may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE RAINFOREST SHARES ARE NOT TENDERED IN THE OFFER?

   Yes. If we accept for payment and pay for at least such number of shares that, together with the shares held by Landry's immediately prior to the commencement of the offer, represents a majority of the shares of Rainforest, LSR Acquisition Corp. will be merged with and into Rainforest. If that merger takes place, Landry's will own all of the shares of Rainforest and all remaining shareholders of Rainforest (other than Landry's and shareholders properly exercising dissenters' rights) will receive $3.25 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters' rights properly exercised under Minnesota law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Rainforest that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Rainforest common stock. Also, as described above, Rainforest may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Section 13 of this Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   On Monday, September 25, 2000, the last trading day before we announced the acquisition, the last sale price of Rainforest common stock reported on the Nasdaq was $2.03 per share. On Thursday, September 28, 2000, the last trading day before we commenced the tender offer, the last sale price of Rainforest common stock reported on the Nasdaq was $3.00. We encourage you to obtain a recent quotation for shares of Rainforest common stock in deciding whether to tender your shares. See Section 6.

WHAT ARE CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

   The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder

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who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5.

DIDN'T RAINFOREST ENTER INTO A MERGER AGREEMENT EARLIER THIS YEAR WITH
LANDRY'S?

   Yes. On February 9, 2000, Landry's, LSR Acquisition Corp. and Rainforest entered into a merger agreement. Following the announcement of the execution of the previous merger agreement, the State of Wisconsin Investment Board and other institutional investors commenced a campaign against the proposed transaction. Although more than a majority of the Rainforest shares which were voted in connection with the previous merger agreement were in fact voted in favor of the proposed transaction, the requisite vote to approve the transaction was not obtained. The previous merger agreement was consequently terminated on April 26, 2000. The offer is being made pursuant to a new merger agreement with different terms.

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

   You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

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

To the Holders of Shares of
Common Stock of Rainforest
Cafe, Inc.:

                                  INTRODUCTION

   LSR Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"), hereby offers to purchase all outstanding shares of common stock, no par value (the "Common Stock"), of Rainforest Cafe, Inc., a Minnesota corporation (the "Company"), and the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 23, 2000, as amended (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, as rights agent (the shares of Common Stock and any associated Rights are referred to as the "Shares"), at a price of $3.25 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of September 26, 2000 (the "Merger Agreement") among Landry's, the Purchaser and Rainforest. The Merger Agreement provides that the Purchaser will be merged with and into Rainforest (the "Merger") with Rainforest continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Landry's. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Rainforest or Landry's or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the Minnesota Business Corporation Act ("MBCA")), will be converted into the right to receive $3.25 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11, which also contains a discussion of the treatment of stock options.

   Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Landry's or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as depositary (the "Depositary"), and Landry's and Rainforest will each pay one-half of all charges and expenses of Innisfree M&A Incorporated, as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 18.

   The Board of Directors of Rainforest (the "Rainforest Board") has (1) determined that the terms of the Offer and the Merger are fair to and in the best interests of the shareholders of Rainforest, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) unanimously recommends that Rainforest's shareholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

   U.S. Bancorp Piper Jaffray, Rainforest's financial advisor, has delivered to the Rainforest Board its written opinion dated September 26, 2000, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The full text of U.S. Bancorp Piper Jaffray's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to Rainforest's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to shareholders concurrently herewith. Shareholders are urged to read the full text of such opinion carefully in its entirety.

   The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that, together with 1,030,800 Shares held by Landry's immediately prior to the commencement of the Offer, represents at least a

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majority of the then outstanding Shares (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions. See Section 15.

   Rainforest has advised Landry's that, on September 26, 2000, 22,812,470 Shares were issued and outstanding. Immediately prior to the commencement of the Offer, Landry's owned 1,030,800 Shares. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if approximately 10,375,436 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

   The Merger Agreement provides that immediately upon the purchase of and payment for Shares pursuant to the Offer, Landry's will be entitled to designate such number of directors, rounded up to the next whole number, on the Rainforest Board that equals the product of (1) the total number of directors on the Rainforest Board and (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. Rainforest has agreed, upon request of the Purchaser, immediately to increase the size of the Rainforest Board, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Landry's designees to be so elected to the Rainforest Board and, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection therewith, to cause Landry's designees to be so elected; provided, however, that until the Effective Time there shall be at least two members of the Rainforest Board who are "disinterested" as defined in the MBCA.

   Rainforest and the Rights Agent under the Rights Agreement amended the Rights Agreement to provide that (1) so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date (as defined in the Rights Agreement) will not occur or be deemed to occur, and neither Landry's nor the Purchaser will become an Acquiring Person (as defined in the Rights Agreement), as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement and (2) the Rights will expire immediately preceding Purchaser's acceptance of Shares for payment under the Offer.

   The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Rainforest. Rainforest has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Landry's and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. See Section 11.

   This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

                                THE TENDER OFFER

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4. The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, October 27, 2000, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

   The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to
(i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended.

   The Purchaser will not make any change without the prior written consent of Rainforest that (i) decreases the price per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) modifies or amends any of the conditions to the Offer set forth in Section 15, (v) imposes conditions to the Offer in addition to the conditions set forth in Section 15,
(vi) waives or reduces the Minimum Condition, (vii) makes any other changes in the terms and conditions of the Offer that are in any manner adverse to the holders of Shares or (viii) except as provided below, extends the Offer.

   Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of Rainforest, (i) extend the Offer beyond the scheduled expiration date if any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer, other than Rule 14e-5 promulgated under the Exchange Act, or (iii) extend the Offer from time to time until Wednesday, November 29, 2000, in the event that on such date all of the conditions to the Offer have not been satisfied or waived as permitted by the Merger Agreement. An extension described in clause (i) or (iii) of the immediately preceding sentence of this paragraph will not exceed the lesser of
(x) twenty business days or (y) such smaller number of days that the Purchaser reasonably believes is necessary to cause the conditions of the Offer to be satisfied.

   Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to terminate the Offer if any of the conditions set forth in Section 15 have not been satisfied and (ii) to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

   The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 15. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by
(i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer and (ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as permitted after the Offer.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

   Rainforest has provided the Purchaser with Rainforest's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Rainforest's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in
Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

   Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

   The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below.

   The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility, to and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the

Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

   Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

   Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

     (1) such tender is made by or through an Eligible Institution;

     (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

     (3) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

   In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The

Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Rainforest's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

   Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price of Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

   Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Tuesday, November 28, 2000 (or such later date as may apply if the Offer is extended).

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the

Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 hereof, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 hereof.

5. Certain United States Federal Income Tax Consequences.

   The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Rainforest whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Rainforest. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Rainforest in whose hands Shares are capital assets within the meaning of
Section 1221 of the Code and who do not own directly or through attribution 50% or more of the stock of Landry's. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Rainforest who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

   Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger, on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

   The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder's capital losses.

   A shareholder whose Shares are purchased in the Offer may be subject to 31% backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3.

6. Price Range of Shares.

   The Shares trade on The Nasdaq National Market ("Nasdaq") under the symbol "RAIN." The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. The Rights trade together with the Common Stock. Share prices are as reported on the Nasdaq based on published financial sources.

                                                                  Common Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
     Twelve Months Ended December 31, 1998:
       First Quarter............................................. $22.75 $10.75
       Second Quarter............................................ $16.75 $13.25
       Third Quarter............................................. $14.00 $ 6.06
       Fourth Quarter............................................ $ 7.41 $ 5.44

     Fiscal Year 1999:
       First Quarter............................................. $ 6.25 $ 4.75
       Second Quarter............................................ $ 5.75 $ 4.50
       Third Quarter............................................. $ 7.44 $ 4.88
       Fourth Quarter............................................ $ 5.31 $ 3.13

     Fiscal Year 2000:
       First Quarter............................................. $ 5.50 $ 3.47
       Second Quarter............................................ $ 4.25 $ 2.50
       Third Quarter (through September 28, 2000)................ $ 3.09 $ 1.81

   On September 25, 2000, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq was $2.03 per Share. On September 28, 2000, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq was $3.00 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Rainforest.

   General. Rainforest is a Minnesota corporation with its principal offices located at 720 South Fifth Street, Hopkins, Minnesota 55343. The telephone number of Rainforest is (612) 945-5400. According to Rainforest's Form 10-K for the fiscal year ended January 2, 2000, Rainforest owns, operates and licenses large, high volume, themed restaurant/retail facilities under the name "Rainforest Cafe--A Wild Place to Shop and Eat." Rainforest's facilities are designed to provide a visually and audibly stimulating and entertaining rain forest environment that appeals to a broad range of customers of all ages. Each Rainforest Cafe consists of a Restaurant and a Retail Village. The Restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items, generous portions and excellent service in a unique and exciting environment. The Retail Village features apparel, toys and gifts with the Rainforest Cafe logo and other items reflecting the rain forest theme.

   Available Information. The Shares are registered under the Exchange Act. Accordingly, Rainforest is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Rainforest's filings are also available to the public on the SEC's Internet site (http://www.sec.gov/). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

   Summary Unaudited Financial Information. Set forth below is certain summary consolidated financial information for each of Rainforest's last two fiscal years as contained in the Rainforest's Annual Reports on Form 10-K for the periods ended January 2, 2000 and January 3, 1999, as well as unaudited financial information for the period ended July 2, 2000 as contained in the Rainforest's Quarterly Report on Form 10-Q for such period. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Rainforest with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                             RAINFOREST CAFE, INC.
                          Consolidated Balance Sheets
                                 (in thousands)

                                   July 2, 2000 January 2, 2000 January 3, 1999
              ASSETS               ------------ --------------- ---------------
CURRENT ASSETS:
  Cash and cash equivalents.......   $ 15,825      $ 11,480        $ 16,863
  Marketable securities available-
   for-sale.......................      1,375        23,957          29,482
  Accounts receivable and other...      6,177         8,027          15,679
  Income tax receivable...........      4,886           --              --
  Inventories.....................      8,579         9,043          11,191
  Deferred income taxes...........        --         10,198           3,766
  Note receivable from related
   party..........................      1,777         1,721             --
  Prepaid expenses................      2,530         2,986           3,563
    Total current assets..........     41,149        67,412          80,544
PROPERTY, EQUIPMENT AND LEASEHOLD
 IMPROVEMENTS, net................    107,119       186,042         168,982
OTHER ASSETS......................      3,557         8,262           6,001
                                     --------      --------        --------
                                     $151,825      $261,716        $255,527
                                     ========      ========        ========
  LIABILITIES AND SHAREHOLDERS'
              EQUITY
CURRENT LIABILITIES:
  Accounts payable................   $  2,743      $  4,397        $  6,897
  Accrued liabilities--...........
    Payroll and payroll taxes.....      5,411         2,492           2,831
    Other.........................      9,630         7,282           5,165
      Total current liabilities...     17,784        14,171          14,893
DEFERRED OCCUPANCY COSTS..........     29,216        27,434          23,498
DEFERRED INCOME TAXES.............        --          9,385           4,074
      Total liabilities...........     47,000        50,990          42,465
MINORITY INTEREST.................        810         1,168             --
PUT OPTIONS.......................      1,213         7,166           5,136
COMMITMENTS AND CONTINGENCIES
 (Notes 2 and 10)
SHAREHOLDERS' EQUITY:
  Common stock, no par value,
   50,000 shares authorized;
   23,246 and 24,651 issued and
   outstanding....................    172,859       171,321         181,628
  Retained earnings...............    (70,057)       33,137          27,443
  Cumulative other comprehensive
   loss...........................        --         (2,066)         (1,145)
    Total shareholders' equity....    102,802       202,392         207,926
                                     --------      --------        --------
                                     $151,825      $261,716        $255,527
                                     ========      ========        ========

   Except as otherwise stated in this Offer to Purchase, the information concerning Rainforest contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither the Purchaser nor Landry's has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Landry's takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Rainforest to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Landry's.

   Certain Projections. Rainforest does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Landry's review of the transactions contemplated by the Merger Agreement, Rainforest provided Landry's with certain projected financial information concerning Rainforest. Such information included, among other things, Rainforest's projections of gross sales, net income and earnings per Share for Rainforest for the years 2000 through 2004. These projections assume that, subject to negotiations with its landlords, Rainforest closes up to 20 units in the first quarter of 2001. Set forth below is a summary of such projections. These projections should be read together with the financial statements of Rainforest that can be obtained from the SEC as described above.

                                           Year Ended December 31,
                                 ----------------------------------------------
                                   2000      2001      2002     2003     2004
                                 --------  --------  -------- -------- --------
                                    (in thousands, except per Share data)
Gross Sales..................... $254,716  $142,948  $140,218 $138,872 $137,670
Net Income (Loss)............... $(98,756) $(18,128) $  6,924 $  6,594 $  5,937
Earnings (Loss) Per Share....... $  (4.40) $  (0.81) $   0.31 $   0.29 $   0.26

   It is the understanding of Landry's and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Landry's and the Purchaser in connection with their evaluation of a business combination transaction. The projections do not purport to present operations in accordance with generally accepted accounting principles, and Rainforest's independent auditors have not examined or compiled the projections presented herein and accordingly assume no responsibility for them. These forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. Rainforest has advised the Purchaser and Landry's that its internal financial forecasts (upon which the projections provided to Landry's and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Landry's and the Purchaser), all made by management of Rainforest, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Rainforest, all of which are difficult to predict, many of which are beyond Rainforest's control, and none of which is subject to approval by Landry's or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Landry's, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Landry's, the Purchaser, Rainforest or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Rainforest compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The safe harbor for forward-looking statements provided for under the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the Offer.

8. Certain Information Concerning Landry's and the Purchaser.

   General. Landry's is a Delaware corporation with its principal offices located at 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056. The telephone number of Landry's is (713) 850-1010. Landry's owns and operates full-service, mid-priced, casual dining, seafood restaurants located in 26 states, under the restaurant divisional names "Joe's Crab Shack," "Landry's Seafood House," and "Crab House." As of September 1, 2000, the Company operated 160 full service restaurants, including 104 Joe's Crab Shack restaurants, 41 Landry's Seafood House division restaurants and 15 Crab House restaurants. In addition, Landry's operates three limited-menu take-out service units. Management believes that Landry's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high-energy environment at an attractive price-value relationship.

   The Purchaser is a Delaware corporation with its principal offices located at 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056. The telephone number of the Purchaser is (713) 850-1010. The Purchaser is a wholly owned subsidiary of Landry's. The Purchaser was formed for the purpose of entering into a business combination transaction with Rainforest and has not carried on any activities other than in connection with the acquisition of Rainforest.

   The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Landry's and the Purchaser and certain other information are set forth in Schedule I hereto.

   Except as described in this Offer to Purchase (including Schedule II hereto), (1) none of Landry's, the Purchaser nor, to the best knowledge of Landry's and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Landry's or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Landry's, the Purchaser nor, to the best knowledge of Landry's and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

   Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Landry's, the Purchaser nor, to the best knowledge of Landry's and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Rainforest, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

   Except as set forth in this Offer to Purchase, none of Landry's, the Purchaser nor, to the best knowledge of Landry's and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Rainforest or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Landry's or any of its subsidiaries or, to the best knowledge of Landry's, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Rainforest or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Landry's and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Landry's is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Landry's filings are also available to the public on the SEC's Internet site (http://www.sec.gov/). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9. Source and Amount of Funds.

   The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $70.8 million. The Offer and the Merger are not conditioned upon Landry's entering into any financing arrangements. Purchaser will obtain all necessary funds required to consummate the transaction through capital contributions or advances made by Landry's. Landry's plans to make these contributions or advances from borrowings under its existing bank credit facility described below. In the event that Landry's is unable to borrow funds under its existing bank credit facility in connection with the Offer and Merger, Landry's and the Purchaser do not presently have any alternate financing plans. Landry's intends to repay the indebtedness incurred in connection with the Offer and Merger under its existing bank credit facility through income from its operations.

   On June 28, 2000, Landry's executed a three year credit facility with a syndicate of financial institutions including Bank of America, N.A. (collectively, the "Lenders") whereby the Lenders committed to loan Landry's up to an aggregate of $200 million in cash in the form of a secured revolving credit facility (the "Credit Agreement").

   On September 21, 2000, Landry's and the requisite number of Lenders approved a term sheet (the "Term Sheet" and, together with the Credit Agreement, the "Credit Facility") which provides for, among other things, a consent by the Lenders to permit Landry's to acquire all of the outstanding Shares. Such consent is subject to the satisfaction of certain conditions, including (i) Purchaser shall have acquired more than a majority of the outstanding Shares,
(ii) other than with respect to Rainforest shareholders exercising dissenters' rights under the MBCA, Bank of America, N.A. ("BOA") shall be satisfied that the sole right of the Rainforest shareholders who do not tender their shares pursuant to the Offer shall be to receive a cash payment pursuant to the Merger, (iii) the respective boards of directors of Rainforest and Landry's shall not have withdrawn, modified or terminated their approval of the Offer or the Merger or the Merger Agreement, (iv) the Lenders' financing of the Offer and the perfection of security interests in connection therewith shall not result in a violation of certain laws, (v) BOA shall be satisfied that the Offer and Merger will be consummated without triggering any "poison pill", "shark repellent" or similar anti-takeover device and without any adverse effect from any applicable anti-takeover statutes, and (vi) all governmental, shareholder and third party consents and approvals required in connection with the Offer and the Merger shall have been obtained.

   Some of the material terms of the Credit Facility include:

  (A) INTEREST RATES.

   The Credit Facility bears interest at a rate equal to either (i) LIBOR (as determined by the terms of the Credit Facility) plus the Applicable Margin (as determined by the terms of the Credit Facility) or (ii) the Alternate Base Rate (which is equal to the higher of (x) the BOA prime rate or (y) the Federal Funds Rate (as determined by the terms of the Credit Facility) plus 0.5%) plus the Applicable Margin, whichever such rate is applicable to the type of borrowing made under the Credit Facility. The effective annual interest rate on borrowings under the Credit Facility since June 28, 2000 through the date of this Offer to Purchase has been approximately 9%.

  (B) COLLATERAL

   The Credit Facility provides for BOA (on behalf of the Lenders) to receive a first priority perfected security interest in all of the capital stock of each of the domestic subsidiaries of Landry's and 65% of the capital stock of each foreign subsidiary of Landry's. Landry's obligations under the Credit Facility are also secured by a negative pledge on the assets of Landry's.

  (C) CONDITIONS PRECEDENT TO LOANS.

   The obligations of the Lenders to loan funds to Landry's under the Credit Facility is subject to certain conditions, including, among others: (i) no event of default has occurred under the Credit Facility and is continuing or would result from such loan; and (ii) the representations and warranties made by Landry's in the Credit Facility are true and correct as of the date of such loan. The Credit Facility contains customary representations and warranties, including the following: corporate existence and status; corporate power and authority; no violations of law; contracts or organizational documents; no material litigation; no material adverse change; correctness of financial statements and other information; governmental and third party approvals; use of proceeds; compliance with margin regulations; status under Investment Company Act; ERISA and environmental matters; perfected liens and security interests; payments of taxes; and accuracy of disclosure.

  (D) FINANCIAL COVENANTS

   The Credit Facility contains customary financial covenants, including the following: (i) maximum capital expenditures limitations; (ii) maximum share repurchase limitations; (iii) limitations on certain acquisitions; (iv) fixed charge coverage ratio; (v) minimum consolidated net worth maintenance; and (vi) total debt to EBITDA ratio.

  (E) OTHER COVENANTS

   The Credit Facility contains customary covenants, including: (i) delivery of financial statements and other reports; (ii) delivery of compliance certificates; (iii) delivery of notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws (including environmental laws and ERISA matters) and material contractual obligations; (v) payment of taxes; (vi) maintenance of insurance; (vii) limitation on liens and negative pledges; (viii) limitation on mergers, consolidations and sales of assets; (ix) limitation on incurrence of debt; (x) limitation on dividends and the redemption and/or prepayment of other debt;
(xi) limitation on investments (including loans and advances); (xii) limitation on transactions with affiliates; and (xiii) Year 2000 matters.

  (F) EVENTS OF DEFAULT

   The Credit Facility contains customary events of default, including: (i) nonpayment of principal, interest, fees or other amounts; (ii) violation of covenants (with cure periods as applicable); (iii) inaccuracy of representations and warranties; (iv) cross-default to other material agreements and indebtedness; (v) bankruptcy and other insolvency events; (vi) material judgements; (vii) ERISA matters; (viii) actual or asserted invalidity of any loan documents or security interests; and (ix) change of control.

   The foregoing discussion of the Credit Agreement and the Term Sheet is qualified in its entirety by reference to the text of the Credit Agreement, which has been filed as an exhibit to Landry's Current Report on Form 8-K filed with the SEC on July 13, 2000, and the Term Sheet, which has been included as an exhibit to the Schedule TO, and each of which are hereby incorporated by reference. The foregoing documents which are exhibits to the Schedule TO and the aforementioned Form 8-K may be examined at, and copies may be obtained from, the offices of the SEC in the same manner as set forth in Section 8 above.

10. Background of the Offer; Past Contacts or Negotiations with Rainforest.

 February 2000 Proposed Transaction

   On February 9, 2000, Rainforest, the Purchaser and Landry's executed an agreement and plan of merger (the "February Agreement"), pursuant to which Rainforest was to be merged with and into Landry's. Under the terms of the February Agreement, each share of Rainforest common stock would have been exchanged, pursuant to an election by each Rainforest shareholder, into 0.5816th of a share of Landry's common stock or the right to receive $5.23 in cash (in each case, subject to proration). The Rainforest common stock that would have been converted into Landry's common stock and cash would have equalled, as nearly as practicable, 65% and 35%, respectively, of the then outstanding Rainforest common stock. For a description of the February Agreement, the negotiations which took place in connection therewith and the transactions contemplated thereby, please see the sections "THE MERGER-Background of the Transaction" and "THE MERGER AGREEMENT" contained in the Proxy Statement/Prospectus which forms a part of Amendment No. 1 to Landry's Registration Statement on Form S-4 (Reg. No. 333-31864) dated March 14, 2000 (the "Registration Statement"), which sections are hereby incorporated into this Offer to Purchase by reference. The February Agreement has been included as Annex A to the Proxy Statement/Prospectus which constitutes a part of the Registration Statement, and such agreement is hereby incorporated into this Offer to Purchase by reference.

   Following the announcement of the February Agreement, the State of Wisconsin Investment Board and other institutional investors commenced a campaign against the proposed transaction. Although more than a majority of the Rainforest shares which were voted in connection with the February Agreement were in fact voted in favor of the proposed transaction, the requisite vote to approve the transaction was not obtained. The February Agreement was consequently terminated on April 26, 2000 pursuant to a termination agreement entered into among Landry's, the Purchaser and Rainforest. The termination agreement has been included as an exhibit to Landry's Current Report on Form 8-K filed with the SEC on May 11, 2000, and such agreement is hereby incorporated into this Offer to Purchase by reference.

   In connection with the transactions contemplated by the February Agreement, Landry's had entered into a stockholder agreement with each of Steven Schussler and Lyle Berman, each an executive officer and director of Rainforest. The stockholder agreements provided for, among other things, Messrs. Berman and Schussler voting for the transactions contemplated by the February Agreement, granting proxies in respect of their Rainforest shares to Landry's, and a waiver of any dissenters' rights they may have had in connection with the merger contemplated by the February Agreement. These stockholder agreements terminated on April 26, 2000 concurrently with the termination of the February Agreement. For a description of the stockholder agreements, please see the section "THE STOCKHOLDER AGREEMENTS" contained in the Proxy Statement/Prospectus which forms a part of the Registration Statement, which section is hereby incorporated into this Offer to Purchase by reference. The stockholder agreements are attached as exhibits to the Schedule 13D filed with respect to Rainforest by Landry's on February 8, 2000, and such agreements are hereby incorporated into this Offer to Purchase by reference.

   In connection with the transactions contemplated by the February Agreement, Landry's had also entered into an employee termination, consulting and non-competition agreement with each of Steven Schussler, Lyle Berman, Kenneth Brimmer and Ercument Ucan, each of whom was an executive officer and director of Rainforest at such time. These employee termination, consulting and non-competition agreements provided for, among other things, payments in an amount equal to $1.5 million being received by each such person in consideration for such person's waiving certain options for Rainforest common stock, providing consulting services to Landry's and such person's agreeing to be bound by certain noncompetition, nonsolicitation and nondisclosure provisions. These employee termination, consulting and non-competition agreements terminated on April 26, 2000 concurrently with the termination of the February Agreement. For a description of the employee termination, consulting and non-competition agreements, please see the section "THE EMPLOYEE TERMINATION, CONSULTING AND NON-COMPETITION AGREEMENTS" contained in the Proxy Statement/Prospectus which forms a part of the Registration Statement, which section is hereby incorporated into this Offer to Purchase by reference. The employee termination, consulting and non-competition agreements are attached as exhibits to the Registration Statement, and such agreements are hereby incorporated into this Offer to Purchase by reference.

   The foregoing documents which have been attached as exhibits to the Schedule TO, the Registration Statement, and the aforementioned Form 8-K's and Schedule 13D may be examined at, and copies may be obtained from, the offices of the SEC in the same manner as set forth in Section 8 above.

 Present Transaction

   On various occasions commencing in June, 2000 and thereafter, Tilman J. Fertitta, the President and Chief Executive Officer of Landry's, and Lyle Berman, President of Rainforest, and Ken Brimmer, a director of Rainforest, discussed general matters relating to a second possible transaction between Landry's and Rainforest, including the results of the transaction contemplated by the February Agreement, developments concerning Rainforest's business, and the change of control agreements and the change of control policy adopted by Rainforest with respect to its employees.

   Discussions followed between representatives of Landry's and Rainforest regarding a second possible transaction in August 2000, including discussion related to the change of control agreements and policy adopted by Rainforest. On August 25, 2000, Maslon Edelman Borman & Brand LLP, counsel to Rainforest, provided Landry's with drafts of a form of amended and restated change of control agreement, two forms of severance agreements and a form of relocation agreement (collectively, "severance agreements") to be entered into with specified Rainforest employees. The severance agreements are intended to modify the terms of the change of control agreements and policy applicable to Rainforest employees.

   On August 28, 2000, the board of directors of Rainforest formed a committee (the "Special Committee") of disinterested Rainforest directors in accordance with applicable provisions of the Minnesota Business Corporation Act ("MBCA") relating to business combinations, control share acquisitions and director conflicts of interest to consider a possible transaction with Landry's and appointed Mr. Joel Waller, a Rainforest director, as a member of such committee. On September 1, 2000, Mr. Sheldon Jacobs was appointed as a director of Rainforest by the Rainforest board and, as a disinterested director meeting the applicable requirements under the MBCA, was added as a member of the Special Committee.

   On September 1, 2000, Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Landry's in connection with the proposed transaction, provided Rainforest's legal advisors with a draft merger agreement.

   On September 7, 2000, Landry's legal advisors provided Rainforest's counsel with initial comments to the forms of severance agreements to be used with respect to Rainforest employees.

   On September 8, 2000, Landry's and Rainforest's respective counsel had discussions relating to issues raised by the draft merger agreement. Also on such date, representatives of Landry's sent a due diligence request to Rainforest.

   On September 18, 2000, Steven L. Scheinthal, Landry's Vice President of Administration and General Counsel, and Paul S. West, Landry's Vice President of Finance and Chief Financial Officer, traveled to Minneapolis, Minnesota to meet with certain executive officers of Rainforest to perform legal and financial due diligence on Rainforest and to negotiate the terms of a second possible transaction between Landry's and Rainforest. Messrs. Scheinthal and West returned to Landry's headquarters on September 22, 2000.

   On September 19, 2000, Landry's and Rainforest entered into a customary confidentiality agreement with respect to the diligence information subsequently exchanged between them.

   Also on September 19, 2000, drafts of forms of employee termination, consulting and non-competition agreements (the "non-competition agreements") to be entered into with Messrs. Berman, Schussler and Ucan were distributed to all relevant parties in order to begin the process of negotiating such agreements.

   Representatives of Landry's and Rainforest met in Minneapolis from September 19 through September 22, 2000 to continue negotiations relating to the merger agreement, the tender offer, the merger, the forms of severance agreements and the non-competition agreements.

   On September 22, 2000, there was a telephonic meeting of the Landry's board of directors to update the directors on the negotiations with Rainforest and the state of the proposed transaction. The latest terms and conditions of the draft merger agreement, forms of severance agreements and non-competition agreements were presented to the Landry's board.

   On September 22, 2000, there was a meeting of the Rainforest board of directors at Rainforest corporate headquarters in Hopkins, Minnesota to update the Special Committee and the other directors on the negotiations with Landry's and the then-current terms of the merger agreement and other agreements. On such date, a purchase price of $3.50 per share was being considered and US Bancorp's Piper Jaffray delivered an oral fairness opinion to the Special Committee and to Rainforest's board reviewing its financial analysis with respect to such price. Stephen Cohen, Rainforest's general counsel, was also in attendance and summarized the terms of the draft merger agreement and ancillary agreements.

   On the evening of September 22, 2000, Landry's became aware of certain adverse financial information relating to Rainforest.

   The parties and their representatives had extensive telephonic discussions relating to the transaction agreements, including the consideration to be offered in the offer and the merger, commencing on the morning of September 25, 2000. Negotiation continued on the unresolved points through the day and night of September 25, and the parties reached a tentative agreement on a revised purchase price of $3.25 per share.

   At a special telephonic meeting of Landry's board of directors held late in the evening on September 25, 2000, Mr. Fertitta reviewed the latest changes to the terms of the proposed merger agreement and the ancillary agreements since the September 22 meeting. Following this presentation by Mr. Fertitta, and a discussion regarding the terms and conditions of the aforementioned agreements, Landry's board of directors approved the merger agreement and the offer and the merger, the forms of severance agreements and the non-competition agreements.

   By early morning on September 26, 2000, the parties reached agreement on all remaining open issues relating to the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements.

   At a special meeting of the Rainforest board of directors held early in the morning on September 26, 2000 to consider the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements, Mr. Berman updated the Special Committee and the board on the resolution of the remaining open issues. US Bancorp

Piper Jaffray delivered to the Special Committee and the Rainforest board its oral opinion (which opinion was confirmed by delivery of a written opinion dated September 26, 2000, the date of the merger agreement) to the effect that as of that date and based on and subject to the matters described in its opinion, the $3.25 per share cash consideration to be received in the offer and the merger by Rainforest shareholders was fair, from a financial point of view, to such shareholders. The Special Committee then, by separate action and after due consideration, determined that the merger agreement, the offer, the merger, the form of severance agreements and the non-competition agreements were fair to and in the best interests of Rainforest and its shareholders, and approved the merger agreement, the offer, the merger, the form of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by these agreements. The Special Committee recommended that the Rainforest board approve the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by such agreements and further recommended that the Rainforest board recommend that Rainforest shareholders accept the offer, and tender their shares pursuant to the offer, and approve the merger and the merger agreement. After due consideration and based on the Special Committee's recommendations, the Rainforest board approved the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by these agreements and determined that the merger agreement, the offer and the merger were fair to and in the best interests of Rainforest and its shareholders and recommended that Rainforest shareholders accept the offer, and tender their shares pursuant to the offer, and approve the merger.

   On September 26, 2000, following approval by their boards, Landry's and Rainforest executed the merger agreement. Immediately prior to the execution of the merger agreement, the relevant parties executed the non-competition agreements, and severance agreements were entered into with Landry's and each of Stephen Cohen, Rainforest's general counsel, and Robert Hahn, Rainforest's chief financial officer. Following the execution of the merger agreement, Landry's and Rainforest issued a joint press release relating to the proposed tender offer and merger.

   On September 29, 2000, in accordance with the merger agreement, the Purchaser commenced the offer.

11. The Merger Agreement; Other Arrangements.

 The Merger Agreement

   The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

   The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15.

   Directors. The Merger Agreement provides that immediately upon the purchase of and payment for Shares pursuant to the Offer, Landry's will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of Rainforest as is equal to the product obtained by multiplying (1) the total number of directors on such Board by (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, Rainforest and its Board of Directors shall immediately increase the size of its Board of Directors, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Landry's designees to be so elected to Rainforest's Board and will cause Landry's designees to be so elected and shall comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection therewith. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least two members of Rainforest's Board of Directors who are directors on the date of the Merger Agreement, who are not employees of Rainforest and who are "disinterested" as defined in
Section 302A.673 Subd. 1(d) of the MBCA.

   Following the election of Landry's designees to Rainforest Board, (a) any amendment or termination of the Merger Agreement by Rainforest, (b) any extension or waiver by Rainforest of the time for the performance of any of the obligations or other acts of Landry's or the Purchaser under the Merger Agreement or (c) any waiver of any of Rainforest's rights under the Merger Agreement, will require the concurrence of a majority of the directors of Rainforest then in office who neither were designated by Landry's nor are employees of Rainforest.

   The Merger. The Merger Agreement provides that no later than three business days after the satisfaction or waiver of each of the conditions to the Merger set forth therein, the Merger must be consummated in accordance with the Minnesota Business Corporation Act and the Delaware General Corporation Law. At the Effective Time, the Purchaser will be merged with and into Rainforest with Rainforest being the surviving corporation in the Merger (the "Surviving Corporation"). Following the Merger, the separate existence of the Purchaser will cease, and Rainforest will continue as the Surviving Corporation, wholly owned by Landry's.

   If required by the MBCA, Rainforest will call and hold a meeting of its shareholders (the "Company Shareholders' Meeting") promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Landry's or the Purchaser or any other subsidiary of Landry's will be voted in favor of approval of the Merger Agreement.

   Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by Landry's or any of its subsidiaries or by Rainforest or any of its subsidiaries, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the MBCA) will be converted into the right to receive the Merger Consideration. Shareholders who perfect their dissenters' rights under the MBCA will be entitled to the amounts determined pursuant to such proceedings. See Section 17.

   Representations and Warranties. Pursuant to the Merger Agreement, Rainforest has made customary representations and warranties to Landry's and the Purchaser, including representations relating to: corporate existence and power; capitalization; corporate authorizations; subsidiaries; SEC filings; financial statements; no violations; absence of certain changes; absence of undisclosed liabilities; government authorizations; litigation; compliance with laws; contracts; employee matters; governmental permits; environmental matters; taxes; intellectual property; accuracy of certain disclosures; the opinion of Rainforest's financial advisor; insurance; finders and investment bankers; title to properties; the Rights Agreement; the required shareholder vote; and the applicability of certain state antitakeover statutes.

   Certain representations and warranties in the Merger Agreement made by Rainforest are qualified as to "materiality" or "Company Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, the term "Company Material Adverse Effect" means any material adverse effect on the business, assets, prospects, condition (financial or otherwise), liabilities or the results of operations of Rainforest and its subsidiaries taken as a whole, except in each case for any such effects resulting from, arising out of, or relating to (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Rainforest competes, or (iii) the taking of any action contemplated by the Merger Agreement; provided, however, that if the Designated Cash Amount as of the date upon which the Offer expires is less than $15,000,000, then, for all purposes under the Merger Agreement, a "Company Material Adverse Effect" shall be deemed to have occurred. The Merger Agreement defines the "Designated Cash Amount" as the difference determined by subtracting (x) an amount equal to the projected working capital needed by Rainforest over the 30-day period following the date upon which the Offer expires (net of projected operating income for that 30-day period and calculated assuming that Rainforest and its subsidiaries have conducted their operations in the ordinary course of business consistent with past practice and have complied with clause (P) under "--Rainforest Conduct of Business Covenants" below) from (y) Rainforest's unrestricted cash as of the date upon which the Offer expires.

   Pursuant to the Merger Agreement, Landry's and the Purchaser have made customary representations and warranties to Rainforest, including representations relating to: corporate existence and power; good standing; corporate authority; corporate authorizations; governmental approvals; no violations; finders and investment bankers; accuracy of certain disclosures; ownership of Shares; and their ability to finance the Offer and the Merger.

   Certain representations and warranties in the Merger Agreement made by Landry's are qualified as to "materiality" or "Purchaser Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, the term "Purchaser Material Adverse Effect" means any material adverse effect on the business, assets, prospects, condition (financial or otherwise), liabilities or the results of operations of Landry's and its subsidiaries taken as a whole, and except in each case for any such effects resulting from, arising out of, or relating to (i) general business or economic conditions,
(ii) conditions generally affecting the industry in which Landry's competes, or
(iii) the taking of any action contemplated by the Merger Agreement.

   Covenants. The Merger Agreement contains various covenants of the parties thereto. A description of certain of these covenants follows:

   Rainforest Conduct of Business Covenants. The Merger Agreement provides that, prior to the Effective Time Rainforest will, and will cause each of its subsidiaries to, conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and Rainforest will, and will cause each of its subsidiaries to, use its or their reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees, to maintain satisfactory relationships with all persons with whom it does business, and to preserve the possession, control and condition of all of its assets. Additionally, without the consent of Landry's, Rainforest will not, and will cause its subsidiaries not to:

     (A) amend or propose to amend its articles of incorporation or bylaws (or comparable governing instruments);

     (B) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of or any Voting Debt of Rainforest or any of its subsidiaries including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of Rainforest or any of its subsidiaries, except for the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms. The term "Voting Debt" means indebtedness having general voting rights and debt convertible into securities having such rights;

     (C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions payable to Rainforest or any of its subsidiaries, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of the Merger Agreement;

     (D) (a) create, incur, assume, forgive or make any changes to the terms or collateral of any debt, receivables or employee or officer loans or advances, except incurrence that constitute refinancing of existing obligations on terms that are no less favorable to Rainforest or its subsidiaries than the existing terms; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or incur any pre-opening expenses, other than as set forth in the Merger Agreement; (d) make any loans, advances or capital contributions to, or investments in, any other person (other than to a subsidiary of Rainforest and customary travel, relocation or business advances to employees); (e) acquire the stock or assets of, or merge or consolidate with, any other person; (f) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or
  (g) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties (real, personal or mixed) material to Rainforest and its subsidiaries taken as a whole, other than to secure debt permitted under subclause (a) of this clause (D) or other than in the ordinary course of business consistent with past practice;

     (E) increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

     (F) (i) commence or settle any litigation or other proceedings with any Governmental Authority or other person, or (ii) make or rescind any election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, change any method of accounting or make any other material change in its accounting or Tax policies or procedures;

     (G) adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

     (H) commit or omit to do any act which act or omission would cause a breach of any covenant contained in the Merger Agreement or would cause any representation or warranty contained in the Merger Agreement to become untrue;

     (I) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that previously employed;

     (J) materially increase or decrease the average restaurant, corporate or warehouse facility inventory or house bank accounts in any restaurant;

     (K) enter into any new line of business;

     (L) enter into any lease, contract or agreement pursuant to which Rainforest or any of its subsidiaries is obligated to pay or incur obligations of more than $25,000 per year, other than (i) the purchase of inventory in the ordinary course of business consistent with past practice or (ii) in connection with the construction of certain restaurants;

     (M) make any changes to its current investment strategy, policy or practices;

     (N) make, engage or incur costs for the design or construction of any new restaurant, the remodeling or renovation of existing restaurants or restaurants under construction without approval by Landry's (it being understood that Landry's shall have approval of all design and construction matters);

     (O) allow any employee or other person to remove any Rainforest asset, display, proprietary asset, retail item or other property from the corporate office, warehouses, restaurants of Rainforest or any other Rainforest facilities;

     (P) discharge any obligations (including accounts payable) other than on a timely basis in the ordinary course of business consistent with past practice, or delay the making of any capital expenditures from the Company's current capital expenditure schedule;

     (Q) issue any gift certificates, coupons or complimentary rights for dining or retail other than in such amounts as are in the ordinary course of business consistent with past practice;

     (R) harm, neglect, abuse, sell, give away, or otherwise dispose of any parrots (or comparable tropical birds); or sell, give away or otherwise dispose of any inventory, other than in the ordinary course of business consistent with past practice; or

     (S) authorize any of, or agree to commit to do any of, the foregoing actions.

   Additional Covenants from Rainforest. The Merger Agreement provides for additional customary covenants from Rainforest, such as: notification of Landry's of certain matters; access to Rainforest's facilities, records and personnel; use of Rainforest's reasonable best efforts to consummate the transactions contemplated by the Merger Agreement; obtaining certain third party material consents; cooperating with Landry's in making public announcements; compliance with laws; taking actions to render inoperable certain state anti-takeover statutes; and using its reasonable best efforts to get its employees to execute the Severance Agreements.

   Covenants from Landry's. The Merger Agreement provides for certain customary covenants from Landry's, such as: notification of Rainforest of certain matters; use of reasonable best efforts to consummate the transactions contemplated by the Merger Agreement; and compliance with laws.

   Confidentiality. The Merger Agreement provides that, with certain exceptions, unless (i) otherwise expressly provided in the Merger Agreement,
(ii) required by applicable law or any listing agreement with, or the rules and regulations of, any applicable securities exchange or the NASD, (iii) necessary to secure any required Consents as to which the other party has been advised or
(iv) consented to in writing by Purchaser and Rainforest, any information or documents in connection with the transactions contemplated by the Merger Agreement shall be kept strictly confidential by Rainforest, Landry's and their respective officers, directors, employees and agents. Prior to any disclosure and pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure.

   Indemnification of Rainforest Personnel. Landry's has agreed that the indemnification and exculpation provisions contained in the bylaws and the certificate of incorporation of the Surviving Corporation will be at least as favorable to individuals who immediately prior to the Effective Time were directors, officers, agents or employees of Rainforest and that the bylaws and certificate of incorporation of the Surviving Corporation will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of any indemnified party, provided that Landry's may take actions to eliminate the corporate existence of the Surviving Corporation.

   Employee Benefit Plans. Landry's has agreed to provide employee benefits and programs to Rainforest's and its subsidiaries' employees that, in the aggregate, are substantially comparable to Landry's, and to honor, in accordance with their terms, all employment and severance agreements in effect immediately prior to the closing date that are applicable to any current or former employees or directors of Rainforest or any of its subsidiaries.

   Employee Stock Options. Each outstanding and unexercised option to buy shares of Rainforest common stock will become fully vested and exercisable by virtue of its terms. Landry's will replace these options with options to purchase Landry's common stock on the same terms and conditions as the Rainforest options except that the exercise price and the number of shares issuable upon exercise will be adjusted to take into account the Conversion Fraction (which is equal to the Offer Price divided by $8.00).

   Recommendation of Board. The Merger Agreement defines a "Superior Takeover Proposal" as any bona fide proposal made by a third party to acquire more than a majority of the voting power of Rainforest or all or substantially all of the assets of Rainforest, on terms which the Rainforest board of directors determines, in its good faith judgment based on the advice of its financial advisors and legal counsel, is more favorable to Rainforest shareholders from a financial point of view than the Offer and the Merger.

   Rainforest has agreed that it will not withdraw or modify its approval or recommendation of the Offer and the Merger in a manner adverse to Landry's and it will not approve or recommend, or enter into any agreement relating to, any competing takeover proposal. However, the Rainforest board of directors may withdraw or modify its approval or recommendation of the Offer and the Merger or approve or recommend a Superior Takeover Proposal (subject to compliance with the terms of the Merger Agreement) if, prior to the Purchaser's acceptance of Shares for payment under the Offer, the Rainforest board determines in good faith based on the advice of outside legal counsel that the failure to do so reasonably could result in a breach of its fiduciary duties. Notwithstanding the above, unless the Merger Agreement is terminated in accordance with its terms, Rainforest must submit the Merger to the Rainforest shareholders for the purpose of voting on the Merger and the related transactions.

   Conditions to the Merger. The Merger Agreement provides that the obligations of Landry's, the Purchaser and Rainforest to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective
Time:

  . If required under the MBCA, Rainforest Shareholder Approval shall have been obtained.

  . The absence of any injunction or action entered by any Governmental Authority which prohibits or prevents the consummation of the Merger.

  .  The Purchaser shall have purchased Shares pursuant to the Offer.

   Additional Conditions to Obligations of Purchaser to the MergerAdditional Conditions to Obligations of Purchaser to the Merger. The obligations of Landry's to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Landry's:

  . The representations and warranties of Rainforest set forth in the Merger Agreement must be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a "material adverse effect", "material" or other materiality qualifier, such representation or warranty shall be true and correct in all respects) as of the date of the Merger Agreement and as of the Closing Date as if made on and as of the Closing Date, except those representations and warranties that speak of an earlier date, which must be true and correct as of such earlier date.

  . Rainforest must have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by the Merger Agreement to be performed or complied with or satisfied by Rainforest at or prior to the Effective Time.

  . There have been no changes, conditions, events, or developments that have or would reasonably be expected to have a Company Material Adverse Effect since the date of the Merger Agreement.

  . The receipt of all requisite governmental approvals and consents, unless they have been waived or would not have a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

  . The receipt of any material Consents of any third party, other than those which have been waived by Landry's.

  . The employee termination, consulting and non-competition agreements with Messrs. Berman, Ucan and Schussler be in full force and effect.

  . Certain Severance Agreements to be entered into between Rainforest, Landry's and certain employees of Rainforest shall have been entered into by Rainforest and such employees.

   Frustration of Conditions. Neither Landry's nor Rainforest may rely on the failure of any condition to be satisfied if such failure was caused by such party's failure to comply with or perform any of its covenants or obligations set forth in the Merger Agreement.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

     (i) by mutual written consent of Landry's and Rainforest;

     (ii) by either Landry's or Rainforest, if:

      . the Merger shall not have been consummated on or prior to June 30, 2001 (the "Drop Dead Date"), unless the party seeking termination caused the Merger not to be consummated on or prior to such date by not performing its obligations under the Merger Agreement;

      . the vote of Rainforest's shareholders (if required under the MBCA) shall have been insufficient to approve the Merger; or

      .  any Governmental Authority has permanently prohibited the Merger;

     (iii) by Landry's, if Rainforest shall have breached in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform is incapable of being cured or has not been cured within 20 business days after Landry's has given written notice of such breach to Rainforest;

     (iv) by Landry's, if (1) Rainforest has breached its obligations described under the section entitled "C Recommendation of Board" above or
  (2) (i) the Board of Directors of Rainforest shall have withdrawn or modified in a manner adverse to Landry's its approval or recommendation of the Offer, the Merger or the Merger Agreement, or failed to reconfirm its recommendation within 15 business days after a written request to do so, or approved or recommended any Superior Takeover Proposal, or (ii) the Board of Directors of Rainforest shall have resolved to take any of the foregoing actions;

     (v) by Rainforest, if Landry's shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 business days after the giving of written notice to Landry's;

     (vi) by Landry's on or before the Expiration Date, if any one or more material Consents required from third parties (other than Governmental Authorities) in connection with the Merger Agreement and the transactions contemplated thereby have not been obtained;

     (vii) without any action on the part of either Landry's or Rainforest, on the Expiration Date if Landry's has not terminated the merger agreement because a material third party consent (other than a governmental consent) has not been obtained, or if Landry's has not waived any material consents required from third parties (other than from governmental authorities) which have not been obtained by Rainforest prior to or on the Expiration Date;

     (viii) by Landry's, other than as a result of a breach by Landry's or the Purchaser of their obligations under the Merger Agreement, if as a result of any conditions set forth in Annex A to the Merger Agreement fails to be satisfied (i.e., the conditions to the Purchaser's acceptance of Shares for payment under the Offer), Landry's shall have (i) failed to commence the Offer within 30 days following the date of the Merger Agreement, or (ii) terminated the Offer without having accepted any Shares for payment thereunder;

     (ix) by Rainforest, upon approval of its Board of Directors, if Landry's shall have terminated the Offer without having accepted any Shares for payment thereunder, other than as a result of a breach by Rainforest of its obligations under the Merger Agreement; and

     (x) by Rainforest, (i) upon determination by Rainforest's board in the exercise of their good faith judgment as to their fiduciary duties as are imposed by law that such termination is required by reason of a Superior Takeover Proposal being made only at a time that is after the second business day following Purchaser's receipt of written notice advising Purchaser that Rainforest's board has received a Superior Takeover Proposal, specifying the material terms and conditions of such Superior Takeover Proposal, and prior to the first acceptance of Shares for payment under the Offer and (ii) only if Rainforest has complied with Section 4.8 of the Merger Agreement.

   Fee and Expenses. Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated; provided, however, that the parties have agreed that the costs of printing the Offer to Purchase (and related documents) and the Schedule 14D-9 (and related documents), the costs of mailing all such documents to shareholders of Rainforest, and the fees and expenses of Innisfree M&A Incorporated shall be split evenly between Purchaser, on the one hand, and Rainforest on the other hand.

   In the event that prior to termination of the Merger Agreement, a bona fide takeover proposal for Rainforest has been made known to Rainforest or has been made directly to its shareholders generally or any person has publicly announced an intention to make a bona fide takeover proposal for Rainforest, and thereafter the Merger Agreement is terminated, in certain cases, Rainforest will have to reimburse Landry's for its expenses, up to an aggregate amount of $2,500,000.

   Amendment. The Merger Agreement may be amended by written agreement of the parties thereto.

 Agreements with Executive Officers of Rainforest

   Immediately prior to the execution of the Merger Agreement, Landry's entered into an employment termination, consulting and non-competition agreement (each, a "non-competition agreement") with each of three executive officers of
Rainforest: Lyle Berman, Steven W. Schussler, and Ercument Ucan.

   Under the non-competition agreements, each of Messrs. Berman, Schussler and Ucan has agreed for a limited period of time following the acceptance by the Purchaser of Shares for payment under the Offer not to compete with Rainforest's business, not to solicit for employment Rainforest employees and not to disparage Rainforest's reputation, in each case subject to certain limitations. Pursuant to the non-competition agreements, each of Messrs. Berman's, Schussler's and Ucan's employment with Rainforest will terminate at the time of the Purchaser's acceptance of Shares for payment under the Offer. Each such executive officer has, however, agreed to render certain consulting services to Landry's for a limited period following Purchaser's acceptance of Shares for payment under the Offer in connection with general business and transitional matters relating to the combination and integration of Landry's and Rainforest's businesses. In addition, Mr. Schussler has agreed to tender all of his outstanding shares into the tender offer, subject to certain limited withdrawal rights.

   In consideration of the consulting, non-competition, non-solicitation and other provisions under each non-competition agreement (including the termination of the change of control agreement entered into between Rainforest and each of Messrs. Berman, Schussler and Ucan earlier this year), Landry's will pay $500,000 to each of Messrs. Berman, Schussler and Ucan on July 1, 2001. In addition, under the terms of the non-competition agreements, each such executive officer will receive an amount equal to 200% of such executive officer's annual base salary (except in the case of Mr. Berman who shall receive 300% of his annual base salary) and an amount equal to the six month cost of his health care, life and accidental death and disability insurance (such insurance amount grossed-up to compensate the executive for the taxable nature of such payment). The amounts specified in the preceding sentence are substantially equivalent to the payments such officer would have received under his change of control agreement had such change of control agreement not been terminated, provided that such payments will be paid to such employee through the continuation of the payment of his base salary until July 1, 2001 when any remaining unpaid balance will be paid to the employee in a lump sum. The annual base salary of Messrs. Berman, Schussler and Ucan as of the date hereof is equal to $225,000, $200,000 and $200,000, respectively. The amount of the insurance payments to be made to Messrs. Berman, Schussler and Ucan is presently estimated to be approximately $2200, $5400 and $5400, respectively. In addition, Mr. Schussler shall receive an additional payment of $100,000, payable in monthly installments following the Purchaser's acceptance of Shares for payment under the Offer. Payments due to Mr. Berman under his agreement may be setoff against certain payments that Landry's may be required to pay to retained Rainforest employees in 2001.

   Immediately prior to the execution of the Merger Agreement, Landry's and Rainforest entered into agreements with each of Stephen Cohen and Robert Hahn.

   Under the severance agreement entered into with Mr. Hahn, he is entitled to a sum equivalent to twenty-four months of his base salary as well as an amount equal to the six month cost of his health care, life, and accidental death and disability insurance in consideration for his continued employment with Rainforest for a period of six months following the Purchaser's acceptance of Shares for payment under the Offer. The foregoing insurance payment will be grossed-up to compensate for the taxable nature of such payment. The foregoing payments would be paid to Mr. Hahn bi-weekly following the termination of his employment with Rainforest through the continuation of the payment of his salary until July 1, 2001, upon which date any remaining unpaid balance would be paid in a lump sum. The annual base salary of Mr. Hahn as of the date hereof is $150,000 and the insurance payment is presently estimated to be approximately $5000. If Mr. Hahn resigns or is terminated for cause within six months of the date of Purchaser's acceptance of Shares for payment under the Offer, he will not be entitled to any payments under his severance agreement. If Mr. Hahn is constructively terminated or terminated other than for cause, he shall be entitled to any unpaid sums due him under his severance agreement, as well as the insurance payment, subject to certain conditions.

   Under the amended and restated change of control agreement entered into with Mr. Cohen, he is entitled to a sum equal to 200% of his annual base salary (20% of the aggregate payment being payable upon the Purchaser's acceptance of Shares for payment under the Offer and upon each of the first four six-month anniversaries thereof), in consideration for which Mr. Cohen agreed to continue to be an employee of Rainforest for one year following the acceptance of Shares for payment under the Offer and to act as a consultant to Rainforest for up to one further year. If, before the first anniversary of the acceptance of Shares for payment, Mr. Cohen resigns or is terminated other than for cause, or if Mr. Cohen fails to perform his consulting duties as agreed during the second year following the Purchaser's acceptance of Shares for payment under the Offer, he will not receive any further payments or benefits under his agreement. If Mr. Cohen is constructively terminated or terminated other than for cause, he shall be entitled to any unpaid sums due him under his agreement, as well as an amount equal to the six month cost of his health care, life and accidental death and disability insurance, subject to certain conditions. The foregoing insurance payment will be grossed-up to compensate for the taxable nature of such payment. The annual base salary of Mr. Cohen as of the date hereof is $190,000 and the insurance payment is presently estimated to be approximately $5400.

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

   Each vested option held by Messrs. Berman, Schussler, Ucan, Hahn and Cohen at the effective time of the Merger which has an exercise price less than the Offer Price shall be cancelled in consideration for payment in cash of a sum equivalent to the product obtained by multiplying (x) the excess (if any) of the Offer Price over the per share exercise price of such option and (y) the number of shares of Rainforest common stock covered by such option. Assuming Mr. Schussler does not exercise any options prior to the effective time of the Merger, he is expected to receive a payment of approximately $38,200 in consideration for his options. Presently, Messrs. Berman, Ucan, Cohen and Hahn do not hold any options with an exercise price less than the Offer Price. As part of their respective agreements, Messrs. Cohen and Hahn have agreed not to exercise any options to acquire Rainforest common stock. Each of Messrs. Berman, Schussler, Ucan, Cohen and Hahn has further agreed to relinquish as of the effective time of the Merger any options to acquire Rainforest common stock with an exercise price equal to or greater than the Offer Price. Additionally, each of Messrs. Berman, Schussler, Ucan, Cohen and Hahn have agreed to waive their rights under the change of control agreements they entered into with Rainforest earlier this year.

   The foregoing descriptions of the non-competition agreements of Messrs. Berman, Schussler and Ucan, the severance agreement with Mr. Hahn and the amended and restated change of control agreement with Mr. Cohen are qualified in their entirety by the terms of each such agreement. Each such agreement has been filed as an exhibit to the Schedule TO, of which this Offer to Purchase constitutes a part, and each such agreement is hereby incorporated by reference. The foregoing documents which have been attached as exhibits to the Schedule TO may be examined at, and may be obtained from, the offices of the SEC in the same manner as set forth in Section 8 above.

 Agreements with other Employees of Rainforest

   During the second quarter of 2000, Rainforest entered into various change of control agreements with selected personnel of Rainforest and adopted a change of control policy for all corporate level support employees that were not a selected to be a party to a change of control agreement. With respect to the change of control agreements, they generally provide that if there is a "change of control" of Rainforest and the employee is terminated within two years following the change of control either "without cause" or through "constructive termination," such employee is entitled to receive a lump sum payment equal to two years base salary and six months of such employee's benefits. The change of control policy provides that all corporate level employees who have been employed with Rainforest for less than two years would receive a lump sum payment equal to six months salary and six months of such employee's benefits if such employee's employment is terminated within two years following a change of control and such termination was "without cause" or through "constructive termination." In the case of corporate level employees employed more than two years with Rainforest or who are in a director level position of Rainforest, such employee is entitled to receive a lump sum payment equal to one year salary and six months of benefits. A description of Rainforest's change of control agreements and policy can be found in Rainforest's Quarterly Report on Form 10-Q for the period ended July 2, 2000 which has been filed with the SEC.

   As a condition to Purchaser's obligation to accept Shares for payment under the Offer and as a condition to the Landry's obligation to effect the Merger, Landry's has required that certain percentages of Rainforest employees enter into one of four forms of agreements among Landry's, Rainforest and each such employee. Each form of agreement would modify the terms of the Rainforest change of control agreement or the Rainforest change of control policy, as the case may be, applicable to such employee. Under the terms of the merger agreement, Rainforest has agreed to use its reasonable best efforts to cause it employees to enter into such agreements.

   The terms of the four forms of agreements generally provide for the Rainforest employee who is a party thereto to remain employed with Rainforest for various specified periods of time following a "change of control" of Rainforest (which would occur upon the Purchaser's acceptance of Shares for payment under the Offer). Additionally, in some cases, the agreements also modify the amount and the timing of the payments being made to the Rainforest employee from those that the employee otherwise would have been entitled to under the change of control agreement entered into between Rainforest and such employee or under the Rainforest change of control policy, as the case may be.

   Each Rainforest employee who enters into such an agreement would not be permitted to solicit employment from any Rainforest employees for a period of two years following termination of his or her employment or to disclose any of the confidential information acquired by him or her about Rainforest's business. The employees subject to these agreements would also agree not to exercise any options to acquire Rainforest common stock. Instead, each vested option held by any such employees at the effective time of the Merger which has an exercise price less than the Offer Price shall be cancelled in consideration for payment in cash of a sum equivalent to the product obtained by multiplying (x) the excess (if any) of the Offer Price over the per share exercise price of such option and (y) the number of shares of Rainforest common stock covered by such option. These employees will also have agreed to waive and forever relinquish all options to acquire any shares of Rainforest common stock which have an exercise price equal to or greater than the Offer Price.

12. Purpose of the Offer; Plans for Rainforest.

   Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Rainforest. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

   The Rainforest Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Rainforest Board may be required to submit the Merger Agreement to Rainforest's shareholders for approval at a shareholder's meeting convened for that purpose in accordance with the MBCA. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

   If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Rainforest shareholders' meeting without the affirmative vote of any other shareholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a shareholder meeting and without the approval of Rainforest's shareholders. The Merger Agreement provides that the Purchaser will be merged into Rainforest and that the certificate of incorporation and bylaws of Rainforest will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger.

   No rights to seek to obtain the "fair value" of their Shares are available to Rainforest shareholders in connection with the Offer. However, if the Merger is consummated, a Rainforest shareholder who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the "fair value" of that shareholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting Rainforest shareholders for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Moreover, Purchaser may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger.

   Under Subdivision 4 of Section 302A.471 of the MBCA, a Rainforest shareholder's rights with respect to the Merger are limited to the dissenters' rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Rainforest shareholder has no right, at law or in equity, to set aside the approval of the Merger Agreement or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or Rainforest.

   Plans for Rainforest. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Landry's currently intends to seek maximum representation on Rainforest Board, subject to the requirement in the Merger Agreement that if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least two members of the Rainforest Board who are directors as of the date of the Merger Agreement and who are not employees of Rainforest and who are "disinterested" within the meaning of the MBCA. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

   Based upon information presently available to Landry's, Landry's may close up to 20 Rainforest Cafe restaurants if presently projected performance of such restaurants does not improve. Landry's will continue to evaluate the business and operations of Rainforest during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Landry's intends to seek additional information about Rainforest during this period. Thereafter, Landry's intends to evaluate such information as part of a comprehensive review of Rainforest's business, operations, capitalization and management with a view to optimizing development of Rainforest's potential in conjunction with Landry's business.

   Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Landry's have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Rainforest or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Rainforest or any of its subsidiaries, (iii) any change in the Rainforest Board or management of Rainforest, (iv) any material change in Rainforest's capitalization or dividend policy, (v) any other material change in Rainforest's corporate structure or business, (vi) a class of securities of Rainforest being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Rainforest being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer

   Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

   Stock Quotation. The Shares are listed on The Nasdaq National Market ("Nasdaq"). According to the published guidelines of Nasdaq, the Shares might no longer be eligible for listing on Nasdaq if, among other things, either (i) the number of Shares publicly held is less than 750,000, there are fewer than 400 holders of round lots, the aggregate market value of publicly held shares is less than $5,000,000, the net tangible assets of Rainforest are less than $4,000,000 and there are fewer than two registered and active marketmakers for the Shares, or (ii) the number of Shares publicly held is less than 1,100,000, there are fewer than 400 holders of round lots, the aggregate market value of publicly held Shares is less than $15,000,000, there are fewer than four registered and active marketmakers and either (x) Rainforest's market capitalization is less than $50,000,000 or (y) the total assets and total revenue of Rainforest for the most recently completed fiscal year or two of the three most recently completed fiscal years are less than $50,000,000. Shares held directly or indirectly by directors or officers of Rainforest or beneficial owners of more than 10% of the Shares are not considered as being publicly held for purposes of determining compliance with these criteria.

   If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

   Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

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

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Rainforest to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Rainforest to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Rainforest, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Rainforest and persons holding "restricted securities" of Rainforest to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for trading on Nasdaq. Landry's and the Purchaser currently intend to seek to cause Rainforest to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Dividends and Distributions.

   As discussed in Section 11, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Landry's, Rainforest will not repatriate funds, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock.

15. Certain Conditions of the Offer.

   Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may postpone the acceptance for payment of and payment for Shares tendered, and, except as set forth in the Merger Agreement, terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied at the Expiration Date or (ii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

     (a) there shall have been entered, enforced, instituted, pending, threatened or issued by any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self regulatory organization ("Governmental Authority"), any judgment, order, injunction, ruling, proceeding, action, suit, charge or decree: (i) which could reasonably be expected to make illegal, restrain, prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Landry's, the Purchaser or any other affiliate of Landry's, or the consummation of the Merger; (ii) which could reasonably be expected to prohibit or limit the ownership or operation by Rainforest, Landry's or any of their subsidiaries of all or any material portion of the business or assets of Rainforest, Landry's or any of their subsidiaries, or which could reasonably be expected to compel Rainforest, Landry's or any of their subsidiaries to dispose of or hold separate all or any portion of the business or assets of Rainforest, Landry's or any of their subsidiaries; (iii) which could reasonably be expected to impose or confirm limitations on the ability of Landry's, the Purchaser or any other affiliate of Landry's to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Landry's pursuant to the Offer or otherwise on all matters presented to Rainforest's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (iv) which could reasonably be expected to require divestiture by Landry's, Purchaser or any other affiliate of Landry's of any Shares; or
  (v) which otherwise could reasonably be expected to have a Company Material Adverse Effect or a Landry's Material Adverse Effect;

     (b) there shall have been any statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any Governmental Authority or deemed by any Governmental Authority applicable to (i) Landry's, Rainforest or any subsidiary or affiliate of Landry's or Rainforest or (ii) any transaction contemplated by the Merger Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses
  (i) through (v) of paragraph (a) above;

     (c) there shall have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

     (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or Nasdaq other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (e) (i) it shall have been publicly disclosed or Landry's shall have otherwise learned that any person, other than Landry's or Purchaser, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
  Act) of 50% or more of the then outstanding Shares, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 50% or more of any of the then outstanding Shares, or (ii) the Board of Directors of Rainforest, the Special Committee or any other committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to Landry's or Purchaser, the recommendation by such Board of Directors or approval by such committee of the Offer, the Merger or the Merger Agreement, including, without limitation, the Minnesota Anti-Takeover Approval of the Special Committee, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal, (C) caused Rainforest to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

     (f) the representations and warranties of Rainforest set forth in the Merger Agreement shall not be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a "material adverse effect", "material" or other materiality qualifier, such representation or warranty shall not be true and correct in all respects) as of the date of the Merger Agreement and as of such time on or after the date of the Merger Agreement, except those representations and warranties that speak of an earlier date, which shall not be true and correct as of such earlier date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to Rainforest's disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

     (g) Rainforest shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Rainforest to be performed or complied with by it under the Merger Agreement;

     (h) all material Consents required from third parties (other than Governmental Authorities) in connection with the Merger Agreement and the transactions contemplated thereby have not been obtained by Rainforest by or on the Decision Date and Landry's has not waived all such material Consents which have not been obtained;

     (i) Rainforest shall not have delivered to Landry's a copy of a Group 1 Severance Agreement with respect to at least 80% of the Group 1 Employees, executed by Rainforest and each such Group 1 Employee; Rainforest shall not have delivered to Landry's a copy of a Group 2 Severance Agreement with respect to at least 80% of the Group 2 Employees, executed by Rainforest and each such Group 2 Employee; Rainforest shall not have delivered to Landry's a copy of a Group 3 Severance Agreement with respect to at least 80% of the Group 3 Employees, executed by Rainforest and each such Group 3 Employee; Rainforest shall not have delivered to Landry's a copy of a Group 4 Severance Agreement with respect to at least 90% of the Group 4 Employees, executed by Rainforest and each such Group 4 Employee; or, notwithstanding the preceding clauses to this paragraph (i), Rainforest shall not have delivered to Landry's a copy of a Designated Severance Agreement with respect to each Group 1 Employee, Group 2 Employee,

  Group 3 Employee and Group 4 Employee who entered into a Change of Control Agreement with the Company prior to the date of the Merger Agreement, executed by Rainforest and each such employee;

     (j) the Merger Agreement shall have been terminated in accordance with its terms;

     (k) Purchaser and Rainforest shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

     (l) Rainforest shall not have filed with the SEC by October 31, 2000, Rainforest's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, provided that the condition specified in this paragraph (l) shall only be deemed to be a condition of the Offer on and after October 31, 2000; or

     (m) any one or more of the representations and warranties contained in Sections 2.20(a), 2.20(c) or 2.23 of the Merger Agreement (relating to the votes required for Rainforest shareholder approval of the Merger, the taking of certain actions by Rainforest that are necessary under the MBCA for approval of the Offer and the Merger and related transactions, the inapplicability of certain antitakeover statutes to the transactions contemplated by the Merger Agreement and related agreements, and the amendment of the Rights Agreement) shall have been breached in any respect or is inaccurate in any respect;

which, in the good faith judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Landry's or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

   The foregoing conditions are for the benefit of Landry's and Purchaser and may be asserted by Landry's or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Landry's or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Landry's or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

   Capitalized terms used in this Section 15 and not otherwise defined in this Offer to Purchase shall have the meanings ascribed to them in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

   General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Rainforest with the SEC and other publicly available information concerning Rainforest, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Rainforest's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Landry's as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Rainforest's business, or certain parts of Rainforest's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15.

   State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

Rainforest, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

   In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

   Rainforest is incorporated under the laws of the State of Minnesota. In Minnesota, Section 302A.673 of the MBCA, the Minnesota business combination statute, limits the ability of a publicly held Minnesota corporation to engage in business combinations with an "interested shareholder" (defined in Section 302A.011 of the MBCA as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation's board comprised of all disinterested directors (defined in Section 302A.673 as a director or person who is neither an officer nor an employee of that corporation or a related organization, nor has been an officer or an employee within five years preceding the formation of the committee) has given its prior approval of either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder."

   Section 302A.671 of the MBCA, the Minnesota control share acquisition statute (the "Control Share Act") provides that, unless the acquisition of certain additional percentages of voting control of an issuing public corporation (equal to or in excess of 20%, 33 1/3% or 50%) by an acquiring person is approved by the holders of a majority of the outstanding voting power of all shares entitled to vote (other than shares held by the acquiring person and certain other persons), the shares acquired at or above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the statutory requirements are not satisfied, the issuing public corporation may redeem the shares so acquired by the acquiring person at their market value. Section 302A.671 does not apply to a cash offer to purchase all shares of voting stock of the issuing public corporation if such offer has been approved by a majority vote of the same committee of the disinterested directors of the issuing public corporation formed in accordance with Section 302A.673 and if, following the completion of the cash offer, the offeror will own over 50% of the voting power of the shares of the corporation. Section 302A.671 does not apply to a control share acquisition of shares of an issuing public corporation whose articles of incorporation or by-laws approved by its shareholders provide that the Control Share Act does not apply to control share acquisitions of its shares. Rainforest's Articles of Incorporation and By-Laws currently do not exclude Rainforest from the restrictions imposed by the Control Share Act.

   Section 302A.675 of the MBCA imposes a fair price requirement limiting a purchaser's ability to acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including new acquisitions made by purchase. This fair price requirement does not apply if the second acquisition is approved by a committee of that corporation's board of directors comprised of the disinterested directors formed in accordance with Section 302A.675 of the MBCA before the purchase of any shares pursuant to the first takeover offer.

   As described in Section 12 of this Offer to Purchase, the Rainforest Board and the Special Committee, which was formed in accordance with Section 302A.673 of the MBCA, have approved the Offer and the Merger. Rainforest has represented in the Merger Agreement that the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will not be impeded by Sections 302A.671, 302A.673 and 302A.675 of the MBCA. Rainforest further represented in the Merger Agreement that no other "fair price," "merger moratorium," "control share acquisition" or other similar anti-takeover statute or regulation applies or purports to apply to the Merger Agreement, the Offer or any of the transactions contemplated by the Merger, the Merger Agreement or the Offer, except for the Minnesota Takeover Disclosure Law. Accordingly, Landry's and the Purchaser believe that the foregoing restrictions do not apply to them with respect to such transactions.

   The Minnesota Takeover Disclosure Law, Minnesota Statutes, Sections 80B.01-80B.13 (the "Takeover Disclosure Statute"), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the "Minnesota Commissioner") with respect to any offer for a corporation, such as Rainforest, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. Landry's and the Purchaser will file a registration statement with the Commissioner on or about September 29, 2000. Landry's and the Purchaser will also deliver to all offerees the information contained in such registration statement as required by the Takeover Disclosure Statute. Although the Minnesota Commissioner will not approve or disapprove the Offer, he will review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if he determines that the registration statement does not (or the materials provided to beneficial owners of the Shares residing in Minnesota do not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Minnesota Commissioner takes action under the Takeover Disclosure Statute, then the Purchaser may not be obligated to accept for payment or pay for Shares tendered pursuant to the Offer because such action on the part of the Minnesota Commissioner could have the effect of significantly delaying the Offer. See
Section 14 of this Offer to Purchase for certain conditions of the Offer, including conditions with respect to governmental actions. In such event, the Purchaser may, among other things, terminate the Offer or amend the terms and conditions of the Offer.

   Based on information supplied by Rainforest and Rainforest's representations in the Merger Agreement, neither Landry's nor the Purchaser believes that any other state takeover statutes or regulations apply to the Offer or the Merger. Landry's and the Purchaser reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Landry's or the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

   If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Rainforest, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

   United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied.

   Pursuant to the requirements of the HSR Act and in connection with the transactions contemplated by the February Agreement, the parties filed a Notification and Report Form with the Antitrust Division and the FTC. On March 2, 2000, the Antitrust Division and the FTC granted early termination of the waiting period. Consequently, Landry's may consummate a business combination transaction with Rainforest at any time prior to March 2, 2001without having to refile a Notification and Report Form under the HSR Act.

17. Dissenters' Rights

   No rights to seek to obtain the "fair value" of their Shares are available to Rainforest shareholders in connection with the Offer. However, if the Merger is consummated, a Rainforest shareholder who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the "fair value" of that shareholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting Rainforest shareholders for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Moreover, Purchaser may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger.

   Under Subdivision 4 of Section 302A.471 of the MBCA, a Rainforest shareholder's rights with respect to the Merger are limited to the dissenters' rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Rainforest shareholder has no right, at law or in equity, to set aside the approval of the Merger Agreement or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or Rainforest.

   The Merger Agreement provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares which are issued and outstanding immediately prior to the effective time of the Merger and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters' rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the effective time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters' rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Section 302A.471 of the MBCA.

   The Merger Agreement further provides that if any Rainforest shareholder who asserts dissenters' rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters' rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, such holder's Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest, upon surrender of the certificate or certificates formerly representing such dissenting shares.

   The Merger Agreement further provides that Rainforest shall give the Purchaser (i) prompt written notice of any notice of intent to demand fair value for any Shares, withdrawals of such notices, and any other instruments served pursuant to the MBCA and received by Rainforest, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value for Shares under the MBCA. Rainforest may not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for fair value for Shares or offer to settle or settle any such demands.

   THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS' RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS' RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY SCHEDULE III TO THIS OFFER TO PURCHASE.

18. Fees and Expenses

   Landry's and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

   The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

   Neither of Landry's nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF LANDRY'S OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Rainforest has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Rainforest Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.

                                         LSR Acquisition Corp.

September 29, 2000

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           LANDRY'S AND THE PURCHASER

Directors and Executive Officers of Landry's.

   The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Landry's. Unless otherwise indicated, the current business address of each person is 1400 Post Oak Boulevard, Suite 1010, Houston, TX 77056. Unless otherwise indicated, each such person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with Landry's.

                                 Present Principal Occupation or Employment;
                                 Material Positions Held During the Past Five
   Name and Age                                     Years
   ------------               -------------------------------------------------
   Tilman J. Fertitta, 43.... President and Chief Executive Officer of Landry's
                              since 1987. Director of Landry's since 1993.
                              Board Member of the Houston Livestock Show and
                              Rodeo, Space Center Houston, the Children's
                              Museum of Houston, The Greater Houston Convention
                              and Visitor's Bureau, the Crohn's and Colitis
                              Foundation, the Better Business Bureau of
                              Houston, and the Childress Foundation.
   Steven L. Scheinthal, 39.. Vice President of Administration, General Counsel
                              and Secretary to Landry's since September 1992.
                              Director of Landry's since 1993.
   Paul S. West, 41.......... Vice President of Finance and Chief Financial
                              Officer of Landry's since June 1993. Director of
                              Landry's since 1994.
   James E. Masucci, 67...... Director of Landry's since 1993. Advertising consultant. From 1956 until June 1996 employed by
                              Capital Cities/ABC ("ABC") and his last position
                              with ABC was as President and General Manager of
                              KTRK-TV.
   Joe Max Taylor, 67........ Director of Landry's since 1993. Director and member of the Executive Committee of American
                              National Insurance Company. Board member and
                              Audit Committee member of the Transitional
                              Learning Center of Galveston; President and
                              member of the Executive Committee of Moody
                              Gardens; Chief law enforcement administrator for
                              Galveston County, Texas; Member of the Galveston
                              County Pre-Trial Board; Member of Board of
                              Directors of Harbourview Care Center.
   Richard E. Ervin.......... Vice President of Restaurant Operations since
                              1991.

Directors and Executive Officers of the Purchaser.

   The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, the current business address of each person is 1400 Post Oak Boulevard, Suite 1010, Houston, TX 77056. Unless otherwise indicated, each such person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with the Purchaser.

                                 Present Principal Occupation or Employment;
                                 Material Positions Held During the Past Five
   Name, Age                                        Years
   ---------                  -------------------------------------------------
   Tilman J. Fertitta, 43.... President and a director of Purchaser since 2000.
                              President and Chief Executive Officer of Landry's
                              since 1987. Director of Landry's since 1993.
                              Board Member of the Houston Livestock Show and
                              Rodeo, Space Center Houston, the Children's
                              Museum of Houston, The Greater Houston Convention
                              and Visitor's Bureau, the Crohn's and Colitis
                              Foundation, the Better Business Bureau of
                              Houston, and the Childress Foundation.
   Steven L. Scheinthal, 39.. Vice President and a director of Purchaser since
                              2000. Vice President of Administration, General
                              Counsel and Secretary to Landry's since September
                              1992. Director of Landry's since 1993.
   Paul S. West, 41.......... Vice President and a director of Purchaser since
                              2000. Vice President of Finance and Chief
                              Financial Officer of Landry's since June 1993.
                              Director of Landry's since 1994.

                                                                     SCHEDULE II

                            TRANSACTIONS CONCERNING
                    RAINFOREST'S SHARES--MOST RECENT 60 DAYS

   The following table sets forth transactions in Shares during the past 60 days by Landry's. All transactions listed below involved open-market purchases of Shares.

         Trade
          Date               Shares                        Price                           Cost
         -----               ------                       -------                       -----------
        08/08/00             47,000                       $2.1875                       $102,812.50
        08/08/00              2,600                       $2.1947                       $ 57,006.25
        08/04/00              6,800                       $2.2142                       $ 15,056.25
        08/03/00             45,000                       $2.1875                       $ 98,437.50
        08/02/00              3,000                       $2.2500                       $  6,750.00
        07/31/00              1,800                       $2.2500                       $  4,050.00
        07/28/00              3,600                       $2.4010                       $  8,643.75

                                                                    SCHEDULE III

                     SECTIONS 302A.471 AND 302A.473 OF THE
                       MINNESOTA BUSINESS CORPORATION ACT

   Set forth below are Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act which provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters' rights.

302A.471 Rights of dissenting shareholders.

   Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

   (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

     (1) alters or abolishes a preferential right of the shares;

     (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

     (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

     (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

   (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.66l, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

   (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3;

   (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provided in subdivision 3; or

   (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

   Subd. 2. Beneficial owners.

   (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

   (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

                                     III-1

   Subd. 3. Rights not to apply.

   (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder (1) of the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

   (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided, in subdivision 2, may exercise dissenters' rights.

   Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 Procedures for asserting dissenters' rights.

   Subdivision 1. Definitions.

   (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

   (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

   (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.47l, subdivision 1.

   (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section
549.09 for interest on verdicts and judgments.

   Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

   Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

   Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

     (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

     (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

     (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

     (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

   (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

                                     III-2

   Subd. 5. Payment; return of shares.

   (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

     (1) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

     (2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

     (3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

   (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

   (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

   Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation malls the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

   Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the

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

amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

   Subd. 8. Costs; fees; expenses.

   (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

   (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

   (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.


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